Company Contact:	Investor Relations Contact:
Email: investors@gerui-grp.com	CCG Investor Relations
Website: www.gerui-grp.com	Mr. Athan Dounis, Account Manager
Phone: 1-646-213-1916
Email: athan.dounis@ccgir.com
Mr. Crocker Coulson, President
Phone: 1-646-213-1915
Email: crocker.coulson@ccgir.com
Website: www.ccgasiair.com

FOR IMMEDIATE RELEASE

Golden Green Enterprises Limited Prices $24 Million Public Equity Offering and Announces Listing on NASDAQ

ZHENGZHOU, China – November 10, 2009 – Golden Green Enterprises Ltd. (NASDAQ: CHOP) (“Golden Green” or the “Company”), a leading China-based specialty precision cold-rolled steel producer, announced today that  the Company priced a public offering of 4,800,000 ordinary shares at $5.00 per share, resulting in approximately $21.6 million in net proceeds, after deducting the underwriting discount, commissions, and expenses.  The underwriters have been granted a 45-day option to purchase up to an additional 720,000 ordinary shares to cover over-allotments, if any.

Golden Green intends to use the net proceeds from the offering to construct and expand its manufacturing facilities and production lines, maintain existing machinery and purchase additional manufacturing equipment for its new production lines, fund research and development efforts for new and existing products, and for working capital and other general corporate purposes.

The offering is expected to close on or about November 16, 2009.  Maxim Group LLC is acting as the sole book-running manager for the offering and Chardan Capital Markets LLC is acting as co-manager.

A registration statement relating to the ordinary shares was declared effective by the Securities and Exchange Commission on November 9, 2009. This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any such offer or solicitation or any sale of our securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The offering of our ordinary shares will be made only by means of a prospectus, copies of which may be obtained by contacting the prospectus department at Maxim Group LLC at 405 Lexington Avenue, New York, New York 10174, or by telephone at (800) 724-0761 and copies can also be obtained at the SEC's website at http://www.sec.gov.

Concurrent with the public equity offering, the Company announced its ordinary shares, warrants, and units will begin trading on the NASDAQ Global Market beginning today under the symbols “CHOP”, “CHOPW”, and “CHOPU”, respectively.  The Company’s ordinary shares, warrants, and units were previously quoted on the Over-the-Counter Bulletin Board under the symbols “GGEEF”, “GGENF”, and “GGETF”, respectively.

About Golden Green Enterprises Limited

Golden Green, a British Virgin Islands holding company, through its operating subsidiary, Henan Green Complex Materials Co., Ltd ("Henan Green"), is a leading China-based specialty precision cold-rolled steel producer.  The Company manufactures high-end, high precision, ultra thin, high strength, cold-rolled, narrow strip steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise.  Golden Green’s products are not standardized commodity products, but are tailored to customers’ requirements and then incorporated into products they and end-users make for various applications.  The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food packaging, telecommunication, electrical appliance, and construction materials industries.  Golden Green is located in the Henan Province of China and maintains a website at http://www.gerui-grp.com that contains additional information about the company, but that information is not part of the prospectus.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2008 and otherwise in our SEC reports and filings, including the final prospectus for our offering.  Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

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